Gold Fields Limited Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code: ZAE000018123 (“Gold Fields” or the “Company”) DEALINGS IN SECURITIES – ACCEPTANCE OF PERFORMANCE SHARE RIGHTS In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (the “Listings Requirements”) the Company hereby advises that Executive Directors and Prescribed Officers of Gold Fields, Directors of major subsidiaries of the Company, and the Company Secretary of the Company, have accepted conditional Performance Share Rights (“PSR”) which were awarded in terms of the Gold Fields Share Incentive Plan 2025 (“Scheme”). The PSR are effective as at 1 March 2025 and have a three-year vesting period. The price per share for the purposes of determining the allocation of PSR was the 20-day VWAP from 3 February to 28 February 2025 as defined in the Scheme. Vesting of the PSR will be determined by the Company based on the prescribed performance conditions measured over a three-year performance period from 1 January 2025 to 31 December 2027. Accordingly, the following acceptance of conditional PSRs is disclosed: Name of Director MJ Fraser Nature of transaction Off market acceptance of conditional PSR in respect of ordinary shares Nature of interest Direct and beneficial interest in rights Transaction Date 9 June 2025 Number of PSR Awarded 80,997 Deemed market price per share for determining allocation R346.4419 Exercise price of PSR Nil Deemed market value R28,060,754.57 Vesting Period Subject to achieving the above pre- determined performance conditions, the PSR award will vest in full and will convert into ordinary shares after the end of the performance period (31 December 2027). Name of Director AT Dall Nature of transaction Off market acceptance of conditional PSR in respect of ordinary shares Nature of interest Direct and beneficial interest in rights Transaction Date 9 June 2025 Number of PSR Awarded 26,989 Deemed market price per share for determining allocation R346.4419 Exercise price of PSR Nil Deemed market value R9,350,120.44 Vesting Period Subject to achieving the above pre- determined performance conditions, the PSR award will vest in full and will convert into ordinary shares after the end of the performance period (31 December 2027).

Name of Prescribed Officer M Preece Nature of transaction Off market acceptance of conditional PSR in respect of ordinary shares Nature of interest Direct and beneficial interest in rights Transaction Date 9 June 2025 Number of PSR Awarded 40,950 Deemed market price per share for determining allocation R346.4419 Exercise price of PSR Nil Deemed market value R14,186,795.81 Vesting Period Subject to achieving the above pre- determined performance conditions, the PSR award will vest in full and will convert into ordinary shares after the end of the performance period (31 December 2027). Name of Prescribed Officer, Director of Major subsidiary J Magagula Nature of transaction Off market acceptance of conditional PSR in respect of ordinary shares Nature of interest Direct and beneficial interest in rights Transaction Date 9 June 2025 Number of PSR Awarded 21,365 Deemed market price per share for determining allocation R346.4419 Exercise price of PSR Nil Deemed market value R7,401,731.19 Vesting Period Subject to achieving the above pre- determined performance conditions, the PSR award will vest in full and will convert into ordinary shares after the end of the performance period (31 December 2027). Name of Prescribed Officer, Director of Major subsidiary KM Carter Nature of transaction Off market acceptance of conditional PSR in respect of ordinary shares Nature of interest Direct and beneficial interest in rights Transaction Date 9 June 2025 Number of PSR Awarded 27,677 Deemed market price per share for determining allocation R346.4419 Exercise price of PSR Nil Deemed market value R9,588,472.47 Vesting Period Subject to achieving the above pre- determined performance conditions, the PSR award will vest in full and will convert into ordinary shares after the end of the performance period (31 December 2027).

Name of Prescribed Officer CO Gratias Nature of transaction Off market acceptance of conditional PSR in respect of ordinary shares Nature of interest Direct and beneficial interest in rights Transaction Date 9 June 2025 Number of PSR Awarded 28,530 Deemed market price per share for determining allocation R346.4419 Exercise price of PSR Nil Deemed market value R9,883,987.41 Vesting Period Subject to achieving the above pre- determined performance conditions, the PSR award will vest in full and will convert into ordinary shares after the end of the performance period (31 December 2027). Name of Prescribed Officer BL Mokoatle Nature of transaction Off market acceptance of conditional PSR in respect of ordinary shares Nature of interest Direct and beneficial interest in rights Transaction Date 9 June 2025 Number of PSR Awarded 23,502 Deemed market price per share for determining allocation R346.4419 Exercise price of PSR Nil Deemed market value R8,142,077.53 Vesting Period Subject to achieving the above pre- determined performance conditions, the PSR award will vest in full and will convert into ordinary shares after the end of the performance period (31 December 2027). Name of Prescribed Officer F Swanepoel Nature of transaction Off market acceptance of conditional PSR in respect of ordinary shares Nature of interest Direct and beneficial interest in rights Transaction Date 9 June 2025 Number of PSR Awarded 30,044 Deemed market price per share for determining allocation R346.4419 Exercise price of PSR Nil Deemed market value R10,408,500.44 Vesting Period Subject to achieving the above pre- determined performance conditions, the PSR award will vest in full and will convert into ordinary shares after the end of the performance period (31 December 2027). Name of Prescribed Officer M Steyn Nature of transaction Off market acceptance of conditional PSR in respect of ordinary shares Nature of interest Direct and beneficial interest in rights

Transaction Date 9 June 2025 Number of PSR Awarded 24,681 Deemed market price per share for determining allocation R346.4419 Exercise price of PSR Nil Deemed market value R8,550,532.53 Vesting Period Subject to achieving the above pre- determined performance conditions, the PSR award will vest in full and will convert into ordinary shares after the end of the performance period (31 December 2027). Name of Company Secretary A Weststrate Nature of transaction Off market acceptance of conditional PSR in respect of ordinary shares Nature of interest Direct and beneficial interest in rights Transaction Date 9 June 2025 Number of PSR Awarded 5,018 Deemed market price per share for determining allocation R346.4419 Exercise price of PSR Nil Deemed market value R1,738,445.45 Vesting Period Subject to achieving the above pre- determined performance conditions, the PSR award will vest in full and will convert into ordinary shares after the end of the performance period (31 December 2027). In terms of paragraph 3.66 of the Listings Requirements the necessary clearance to deal in the above securities has been obtained. 12 June 2025 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd